                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                SCHEDULE 14D-1/A


                                AMENDMENT NO. 10


                                       TO
                                 SCHEDULE 14D-1

               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                          HERBALIFE INTERNATIONAL, INC.

                            (Name of Subject Company)

                           MH MILLENNIUM HOLDINGS LLC
                         MH MILLENNIUM ACQUISITION CORP.

                                   MARK HUGHES

                                    (Bidders)
                 CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
                 CLASS B COMMON STOCK, PAR VALUE $.01 PER SHARE

                         (Title of Class of Securities)
                               426908208 (CLASS A)
                               426908307 (CLASS B)

                      (Cusip Number of Class of Securities)

                           MH MILLENNIUM HOLDINGS LLC
                         MH MILLENNIUM ACQUISITION CORP.

                                   MARK HUGHES
                        C/O HERBALIFE INTERNATIONAL, INC.

                             1800 CENTURY PARK EAST
                              LOS ANGELES, CA 90067
                              ATTN. TIMOTHY GERRITY

                               TEL. (310) 410-9600
            (Name, Address and Telephone Number of Person Authorized

           to Receive Notices and Communications on Behalf of Bidders)

                                    COPY TO:
                              ANTHONY T. ILER, ESQ.

                               IRELL & MANELLA LLP
                        333 SOUTH HOPE STREET, SUITE 3300

                              LOS ANGELES, CA 90071
                                 (213) 620-1555


                            CALCULATION OF FILING FEE

Transaction Valuation*: $267,834,554           Amount of Filing Fee**: $53,557

* For purposes of calculating the fee only. This amount assumes the purchase of all shares of Class A common stock, par value $.01 per share, and all shares of Class B common stock, par value $.01 per share, (collectively, the "Common Shares") of Herbalife International, Inc. (the "Company") from stockholders other than the Continuing Stockholder (as defined herein) at a price per share of $17.00, plus the payment of the aggregate spread value of the outstanding options to purchase Common Shares to be cancelled in the transactions (based upon the applicable strike price and the per share transaction price), estimated at $57,054,733. The amount of the filing fee, calculated in accordance with Section 14(g)(3) and Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate transaction value.

** A filing fee of $53,557 was paid in connection with the initial filing of this Schedule 14D-1 with the Securities and Exchange Commission on September 17, 1999.

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.


         Amount Previously Paid: N/A       Filing Party: N/A

         Form or registration no.: N/A     Date Filed: N/A

                         (Continued on following pages)
                              (Page 1 of 9 pages)

         2


CUSIP No. 426908208                  14D-1/A                             Page 2
          426908307
================================================================================
    1.      Name of Reporting Persons  MH MILLENNIUM HOLDINGS LLC
            S.S. or I.R.S. Identification Nos. of Above Persons  95-475-8098

--------------------------------------------------------------------------------
    2.      Check the Appropriate Box if a Member of a Group
                   (a)/X/
                   (b)/ /

--------------------------------------------------------------------------------
    3.      SEC Use Only

--------------------------------------------------------------------------------
    4.      Sources of Funds

                           Not Applicable

--------------------------------------------------------------------------------
    5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)

                   / /
--------------------------------------------------------------------------------
    6.      Citizenship or Place of Organization

                           DELAWARE

--------------------------------------------------------------------------------
    7.      Aggregate Amount Beneficially Owned by Each Reporting Person

                    (1)

--------------------------------------------------------------------------------
    8.      Check if the Aggregate Amount in Row 7 Excludes Certain Shares

                     / /
--------------------------------------------------------------------------------
    9.      Percent of Class Represented by Amount in Row 7

                    (1)

--------------------------------------------------------------------------------
   10.      Type of Reporting Person

                           CO

================================================================================


(1) MH Millennium Holdings LLC owns no shares of any class of common stock of the Company. The Mark Hughes Family Trust (the "Trust"), however, which is the sole member of MH Millennium Holdings LLC, as of September 8, 1999 beneficially owned 5,704,331 Class A Shares and 11,258,665 Class B Shares, (including 308,331 Class A Shares and 466,665 Class B Shares which the Trust has a right to acquire within 60 days of the date hereof), representing in the aggregate 55.4% of the outstanding Class A Shares and 59.0% of the outstanding Class B Shares, respectively. Mark Hughes is the sole trustee of The Mark Hughes Family Trust and its beneficiary.

         3


CUSIP No. 426908208                  14D-1/A                              Page 3
          426908307
================================================================================
    1.      Name of Reporting Persons  MH MILLENNIUM ACQUISITION CORP.

            S.S. or I.R.S. Identification Nos. of Above Persons 95 475 7938

--------------------------------------------------------------------------------
    2.      Check the Appropriate Box if a Member of a Group
                     (a)/X/
                     (b)/ /

--------------------------------------------------------------------------------
    3.      SEC Use Only

--------------------------------------------------------------------------------
    4.      Sources of Funds

                           SC/BK/OO (subordinated debentures)

--------------------------------------------------------------------------------
    5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)

                     / /
--------------------------------------------------------------------------------
    6.      Citizenship or Place of Organization

                                     NEVADA

--------------------------------------------------------------------------------
    7.      Aggregate Amount Beneficially Owned by Each Reporting Person

                      (2)

--------------------------------------------------------------------------------
    8.      Check if the Aggregate Amount in Row 7 Excludes Certain Shares

                     / /
--------------------------------------------------------------------------------
    9.      Percent of Class Represented by Amount in Row 7

                      (2)

--------------------------------------------------------------------------------
   10.      Type of Reporting Person

                       CO

================================================================================

(2) MH Millennium Acquisition Corp. owns no shares of any class of common stock of the Company. MH Millennium Holdings LLC, however, owns 100% of MH Millennium Acquisition Corp. For further information, see note 1 on page 2 of this Schedule 14D-1.

         4


CUSIP No. 426908208                  14D-1/A                              Page 4
          426908307
================================================================================
    1.      Name of Reporting Persons  Mark Hughes

            S.S. or I.R.S. Identification Nos. of Above Persons

--------------------------------------------------------------------------------
    2.               Check the Appropriate Box if a Member of a Group
                     (a)/X/
                     (b)/ /

--------------------------------------------------------------------------------


    3.      SEC Use Only

--------------------------------------------------------------------------------
    4.      Sources of Funds

                           Not Applicable

--------------------------------------------------------------------------------
    5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)

                     / /
--------------------------------------------------------------------------------
    6.      Citizenship or Place of Organization

                                     United States

--------------------------------------------------------------------------------
    7.      Aggregate Amount Beneficially Owned by Each Reporting Person

                      (3)

--------------------------------------------------------------------------------
    8.      Check if the Aggregate Amount in Row 7 Excludes Certain Shares

                     / /
--------------------------------------------------------------------------------
    9.      Percent of Class Represented by Amount in Row 7

                      (3)

--------------------------------------------------------------------------------
   10.      Type of Reporting Person

                       IN

================================================================================

(3) Mr. Hughes, directly or indirectly, is the beneficial owner of 5,704,331 Class A Shares and 11,258,665 Class B Shares, excluding 183,333 Class A Shares and 366,666 Class B Shares owned by the Herbalife Family Foundation (in which Mr. Hughes has no pecuniary interest) and including 308,331 Class A Shares and 466,663 Class B Shares issuable upon exercise of stock options that are exercisable within 60 days of September 1, 1999. The Class A Shares and the Class B Shares beneficially owned by Mr. Hughes or entities controlled by him, calculated in accordance with the SEC's Exchange Act Rule 13d-3, represented 55.4% of the total outstanding Class A Shares and 59.0% of the total outstanding Class B Shares as of September 1, 1999.

       MH Millennium Acquisition Corp., a Nevada corporation (the "Purchaser"), hereby amends and supplements, as set forth in this Amendment No. 10, its Tender Offer Statement relating to its Offer to Purchase all outstanding shares of Class A common stock and Class B common stock of Herbalife International, Inc., a Nevada corporation. The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1. The tender offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 17, 1999 (the "Offer to Purchase"), as supplemented by the First Supplement to the Offer to Purchase dated January 11, 2000 (the
"First Supplement") (which together with any amendments or supplements to the Offer to Purchase, collectively constitute the "Offer"). A copy of the Offer to Purchase was attached as Exhibit (a)(1) to the initial filing of the Tender Offer Statement. The First Supplement is attached as Exhibit (a)(15) to this Amendment No. 10.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

        The response to Items 3(a) and 3(b) of the Tender Offer Statement is supplemented as follows: The information set forth under "ADDITIONAL INFORMATION
- SPECIAL FACTORS - BACKGROUND OF THE OFFER AND THE MERGER" in the First Supplement is hereby incorporated by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        The response to Item 4(a) of the Tender Offer Statement is supplemented as follows: The Information set forth under "ADDITIONAL INFORMATION - THE TENDER OFFER - FINANCING OF THE OFFER AND THE MERGER" in the First
Supplement is hereby incorporated by reference.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

        The response to Items 5(a) through (e) of the Tender Offer Statement is supplemented as follows: The information set forth under "ADDITIONAL INFORMATION
- THE TENDER OFFER - THE MERGER AGREEMENT" in the First Supplement is hereby incorporated by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

        The response to Item 7 of the Tender Offer Statement is supplemented as follows: The information set forth under "ADDITIONAL INFORMATION - SPECIAL FACTORS - BACKGROUND OF THE OFFER AND THE MERGER" and "- THE TENDER OFFER - THE MERGER AGREEMENT" in the First Supplement is hereby incorporated by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

        The response to Item 8 of the Tender Offer Statement is supplemented as follows: The information set forth under "ADDITIONAL INFORMATION - THE TENDER OFFER - FEES AND EXPENSES" in the First Supplement is hereby incorporated by reference.

ITEM 10.  ADDITIONAL INFORMATION.

        The response to Item 10(e) of the Tender Offer Statement is supplemented as follows: The information set forth under "ADDITIONAL INFORMATION - SPECIAL FACTORS - CERTAIN LITIGATION" and "- SETTLEMENT OF LITIGATION" in the First Supplement is hereby incorporated by reference.

        The response to Item 10(f) of the Tender Offer Statement is supplemented as follows: The information set forth in the First Supplement, a copy of which is attached as Exhibit (a)(15) to this Amendment No. 10, is hereby incorporated by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS:

     Item 11 of the Tender Offer Statement is supplemented by adding the following information thereto:

(a)(15) First Supplement to Offer to Purchase, dated as of January 11, 2000.

(a)(16) Press Release, dated as of January 10, 2000.

(g)(13) Stipulation of Settlement, dated as of January 6, 2000.

(g)(14) Notice of Pendency.

                                    SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: January 11, 2000


                                  MH MILLENNIUM HOLDINGS LLC:

                                  By: /s/ MARK HUGHES
                                      ------------------------------------------
                                  Name:  Mark Hughes

                                  Title: Managing Member


                                  MH MILLENNIUM ACQUISITION CORP.:

                                  By:  /s/ MARK HUGHES
                                       -----------------------------------------
                                  Name:  Mark Hughes

                                  Title: President


                                  /s/ MARK HUGHES
                                  ----------------------------------------------
                                  MARK HUGHES

                                   EXHIBIT INDEX


(a)(15) First Supplement to Offer to Purchase, dated as of January 11, 2000.

(a)(16) Press Release, dated as of January 10, 2000.

(g)(13) Stipulation of Settlement, dated as of January 6, 2000.

(g)(14) Notice of Pendency.